Exhibit 2.1

ASSET PURCHASE AGREEMENT

This ASSET PURCHASE AGREEMENT (this “Agreement”) is made and entered into this 17th day of May, 2010, by and between Biotage LLC, a Delaware limited liability company (“Buyer”) and Caliper Life Sciences, Inc., a Delaware corporation (“Seller”).

W I T N E S E T H:

WHEREAS, Seller is engaged in the business of manufacturing, marketing and selling the TurboVap® and RapidTrace® product lines, together with parts, accessories and services therefor (the “Business”); and

WHEREAS, Seller desires to sell, assign, transfer and convey to Buyer, and Buyer desires to purchase, acquire and accept from Seller, all of the assets of the Business, pursuant to and in accordance with the terms and conditions of this Agreement.

NOW, THEREFORE, in consideration of the mutual representations, warranties, covenants and agreements set forth herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the parties hereto agree as follows:

ARTICLE 1.  DEFINITIONS

1.1           Definitions.  Capitalized terms used in this Agreement shall have the meanings set forth below:

“Affiliate” shall mean any Person or entity which controls, is controlled by or is under common control with the Person in question, including any officer, director or shareholder thereof.

“Applicable Law” shall mean any applicable federal, state, local or foreign law, statute, ordinance, rule, regulation and any other executive or legislative proclamation of any Governmental Authority.

“Business Day” shall mean any day other than a Saturday or a Sunday or other day on which banking institutions in The Commonwealth of Massachusetts are authorized or required by Applicable Law or other governmental action to close.

“Claim” or “Claims” shall mean any claim, demand, cause of action, chose in action, right of recovery, right of set-off, action, arbitration, suit, litigation, proceeding or investigation of whatever kind or description against any Person.

“Code” shall mean the Internal Revenue Code 1986, as amended, and the rules and regulations promulgated thereunder and with respect thereto.

“Collar Amount” shall mean an amount equal to [***] Dollars ($[***]).

Portions of this Exhibit were omitted and have been filed separately with the Secretary of the Commission pursuant to the Registrant’s application requesting confidential treatment under Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

“Confidential Information” shall mean any and all information regarding the Purchased Assets or Business that is not generally and lawfully known by others with whom the Seller competed or did business prior to the Closing Date and with whom Buyer competes or does business after the Closing Date, and any and all information which, if known by others with whom the Buyer competes or does business, could assist such parties in competition with Buyer.  Without limiting the generality of the foregoing, “Confidential Information” may include, without limitation, any information concerning sources of supply, costs, pricing practices, financial data, business plans, technical processes, products, facilities, methods, trade secrets and other intellectual property, software, source code, systems, procedures, manuals, confidential reports, product price lists, Customer and Supplier Lists, prospects or opportunities.

“GAAP” shall mean the generally accepted accounting principles for financial reporting in the United States consistently applied.

“Governmental Authority” shall mean any federal, state or local governmental entity, authority or agency, court, tribunal, board, regulatory commission or other body of any federal, state, county, district, municipality, city, foreign or other government unit.

“Indebtedness” of any Person shall mean and includes: (i) indebtedness for borrowed money or indebtedness issued or incurred in substitution or exchange for indebtedness for borrowed money, (ii) amounts owing as deferred purchase price for property or services, including all seller notes and “earn-out” payments, (iii) indebtedness evidenced by any note, bond, debenture, mortgage or other debt instrument or debt security, (iv) commitments or obligations by which such Person assures a creditor against loss (including contingent reimbursement obligations with respect to letters of credit), (v) indebtedness secured by a Lien on assets or properties of such Person, (vi) obligations or commitments to repay deposits or other amounts advanced by and owing to third parties, (vii) obligations under any interest rate, currency or other hedging agreement or (viii) guarantees or other contingent liabilities (including so called take-or-pay or keep-well agreements) with respect to any indebtedness, obligation, Claim or liability of any other Person of a type described in clauses (i) through (vii) above.

“Independent Accountant” shall mean BDO Siedman LLC or any other accounting firm of national reputation which is mutually acceptable to the Buyer and the Seller.

“Lien” shall mean any mortgage, lien, pledge, Claim, security interest, encumbrance or restriction of any nature whatsoever (including any agreement to give any of the foregoing).

“Loss” or “Losses” shall mean any and all assessments, losses, damages, costs, expenses, liabilities, judgments, awards, fines, sanctions, penalties, charges, Taxes and amounts paid or incident to any of the foregoing or in investigation, defense or settlement of Claims relating to losses (including, without limitation, reasonable costs, fees, and expenses (including expenses of attorneys, experts, accountants, appraisers, consultants, witnesses, investigators and any other agents of such Person)).

“Person” shall mean an individual, corporation, limited liability company, association,

Portions of this Exhibit were omitted and have been filed separately with the Secretary of the Commission pursuant to the Registrant’s application requesting confidential treatment under Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

joint stock company, trust, partnership, joint venture, unincorporated organization, a government or any department or agency thereof, or any other legal entity.

“Target Working Capital” shall mean Two Million Eight Hundred Thousand Dollars ($2,800,000).

“Tax” or “Taxes” shall mean all taxes, charges, fees, duties, levies, penalties or other assessments imposed by any Governmental Authority, including, without limitation, all income, gross receipts, excise, property, sales, gain, use, license, custom duty, unemployment, capital stock, transfer, franchise, payroll, withholding, social security, minimum estimated, profit, gift, severance, value added, disability, premium, recapture, credit, occupation, service, leasing, employment, stamp and other taxes, and shall include interest, penalties or additions attributable thereto or attributable to any failure to comply with any requirement regarding tax returns.

“Tax Returns” shall mean all returns, reports (including elections, declarations, disclosures, schedules, estimates and informational tax returns), statements, and forms required to be filed in respect of any Tax.

“Transaction Documents” shall mean this Agreement and each of the other agreements, documents and instruments contemplated hereby.

“Transfer Taxes” shall mean all stamp, transfer, documentary, recording, sales and use, value added, registration, and other such taxes and fees (including any penalties and interest) incurred in connection with this Agreement or any transaction contemplated hereby.

“Working Capital” shall mean shall mean (X) the sum of (i) Inventory, plus (ii) Outstanding Accounts Receivable that are less than six (6) months old as of the Closing, minus (Y) Assumed Accounts Payable, in each case as determined in accordance with GAAP, and shall exclude any cash or deferred revenue relating to the Business.

1.2           Certain Additional Definitions.  As used in this Agreement, the following terms shall have the respective meanings ascribed thereto in the respective sections of this Agreement set forth opposite each such term below:

Term	Section
Agreement	Preamble
Allocation Schedule	3.2
Assignment and Assumption Agreement	4.2(c)
Assumed Accounts Payable	2.3(a)
Assumed Contracts	2.1(g)
Assumed Liabilities	2.3
Books and Records	2.1(d)
Business	Recitals
Business Employee	7.1(a)
Buyer	Preamble
Buyer Indemnified Party	8.1
Claim Notice	8.5
Closing	4.1

Portions of this Exhibit were omitted and have been filed separately with the Secretary of the Commission pursuant to the Registrant’s application requesting confidential treatment under Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

Term	Section
Closing Date	4.1
Closing Working Capital	3.4(a)
Closing Working Capital Statement	3.4(a)
Competitive Business	7.4(a)
Conflict	5.3
Contract Manufacturing Agreement	7.8
Customer and Supplier List	2.1(c)
Customer Orders	2.1(l)
Deficiency	3.4(d)
Equipment	2.1(e)
Excess	3.4(d)
Excluded Assets	2.2
Excluded Contracts	2.2(d)
Excluded Liabilities	2.4
Indemnification Cap	8.3
Indemnifying Party	8.5
Indemnitee Party	8.5
Intellectual Property	2.1(a)
Inventory	2.1(j)
Licenses and Permits	2.1(h)
Outstanding Accounts Receivable	2.1(i)
Products	2.1(f)
Purchase Orders	2.1(k)
Purchase Price	3.1
Purchased Assets	2.1
Restricted Period	7.4(a)
Review Period	3.4(b)
Schedules	Article V
Seller	Preamble
Seller Indemnified Party	8.2
Seller Marks	7.9
Territory	7.4(a)
Threshold Amount	8.3
Transferred Employees	7.1(a)
Transition Services Agreement	7.7

ARTICLE 2.  PURCHASE AND SALE OF ASSETS

2.1         Transfer of Assets.  At the Closing, and upon the terms and subject to the conditions set forth in this Agreement, Seller shall sell, assign, transfer and convey to Buyer, and Buyer shall purchase, acquire and accept from Seller, all right, title and interest in and to the following assets, properties, rights and interests owned or held by Seller and used or held for use in connection with the Business, wherever located, whether tangible or intangible, personal or

Portions of this Exhibit were omitted and have been filed separately with the Secretary of the Commission pursuant to the Registrant’s application requesting confidential treatment under Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

mixed as the same exist at the Closing, free and clear of all Liens, but specifically excluding the Excluded Assets (collectively, the “Purchased Assets”):

(a)          all United States and foreign patents, patent applications, trademarks, service marks and other indicia of origin, trademark and service mark registrations and applications for registration thereof, trade names, service names, brand names, corporate and business names used in the Business, including, without limitation, the “TurboVap®” and “RapidTrace®” names and all derivations thereof (including registrations thereof and applications therefor), trade dress, logos, copyrights, copyright registrations and application for registration thereof, trade secrets, unpatented inventions, invention disclosures, discoveries and improvements, moral and economic rights of authors and inventors (however denominated), technical data, technical files, device master records, product drawings, know-how, formulae, methods (whether or not patentable), specifications, designs and other technical information, processes, shop rights, procedures, technology, source codes, object codes, computer software programs, databases, and other proprietary information or material of any type, whether written or unwritten (and all derivatives, improvements and refinements thereof, and all applications for the foregoing), and all other intellectual property and proprietary rights owned by or licensed to Seller, in all cases used or held for use by Seller in connection with the Business, and all of the goodwill associated with the foregoing (collectively, “Intellectual Property”), as set forth in part on Schedule 2.1(a) hereto;

(b)          [RESERVED]

(c)          a listing of all of Seller’s customers and suppliers with respect to the Business and the Products, together with a list and related documentation of all “sales leads” known to Seller (the “Customer and Supplier List”), as set forth in Schedule 2.1(c) hereto which shall detail (i) the installed base of the Products sold by the Business prior to the Closing, and all of the Business’ customers, and the contact information thereof, in each case by country as set forth below:

(A)      for the United States, since 2004;

(B)        for Germany since 2007;

(C)        for Switzerland, since 2005;

(D)       for France, since 1999 for RapidTrace Products and since 2006 for TurboVap Products;

(E)         for the United Kingdom, since 1995;

(ii) all of the Business’ suppliers, and the contact information thereof, for the period of twenty-four (24) months prior to the Closing Date and (iii) contact information and records regarding all known sales prospects as of the Closing Date;

(d)          all information used in or generated by the Business, including (i) proprietary and confidential information relating to the Business, (ii) all books, records and other information solely or primarily relating to the operation of the Business, such

Portions of this Exhibit were omitted and have been filed separately with the Secretary of the Commission pursuant to the Registrant’s application requesting confidential treatment under Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

as, without limitation, records relating to customers and suppliers, (iii) records relating to the Transferred Employees, and consultants and contractors of the Business, (iv) credit information relating to customers of the Business, and (v) catalogs, brochures, marketing materials, advertising copy and training and other manuals relating to the Products (collectively, the “Books and Records”), with Seller maintaining the right to retain copies of all such documents, except to the extent that any such documents which relate to the Business are determined in good faith by Buyer to contain competitively sensitive information;

(e)          all equipment, machinery, fixtures, computers specified on Schedule 2.1(e) hereto, spare parts, dies, molds, tools, tooling and other items of tangible personal property owned by Seller for the benefit of and/or used in the Business, (collectively, the “Equipment”), a complete listing of which is set forth in Schedule 2.1(e) hereto;

(f)           all rights to (i) existing products currently sold under the brand “TurboVap®” or “RapidTrace®” as of the date hereof; (ii) discontinued products developed or sold under the “TurboVap®” or “RapidTrace®” brands; and (c) products in development under the brand “TurboVap®” or “RapidTrace®” (collectively referred to herein as the “Products”), a complete list of which is set forth on Schedule 2.1(f) hereto;

(g)          all rights of Seller under the contracts, leases, licenses, agreements, instruments, Purchase Orders, Customer Orders, open bids, arrangements and other undertakings or commitments with respect to the Business listed on Schedule 2.1(g) (the “Assumed Contracts”), and all security deposits thereunder, but excluding any contracts, leases and agreements not specifically assumed by Buyer at the Closing;

(h)          all rights, titles and interests of Seller in and to all permits, licenses, registrations and other approvals or authorizations used or held for use in connection with the Business, including, without limitation, all approvals, authorizations, certifications or permits required by any Governmental Authority, in order to operate the Business, to the extent transferable (collectively, the “Licenses and Permits”), a complete listing of which is set forth in Schedule 2.1(h) hereto;

(i)           all outstanding and unpaid accounts receivable as of the Closing in connection with the Business (“Outstanding Accounts Receivable”), a complete listing of which, and aging thereof as of April 30, 2010 is set forth in Schedule 2.1(i) hereto;

(j)           all saleable inventories used in, arising out of or otherwise materially related to the Business (including raw materials, works-in-process, finished goods, packaging, supplies and parts) (collectively, the “Inventory”), a complete listing of which as of April 30, 2010 is set forth on Schedule 2.1(j) hereto;

(k)          that portion of any purchase orders placed by Seller with suppliers to the Business, and which relate solely to the Business, that are not fully delivered, invoiced and paid as of the Closing (the “Purchase Orders”), a complete listing of which as of

Portions of this Exhibit were omitted and have been filed separately with the Secretary of the Commission pursuant to the Registrant’s application requesting confidential treatment under Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

May 6, 2010 is are set forth in Schedule 2.1(k);

(l)           the customer orders for Products that are not fully delivered and invoiced as of the Closing (the “Customer Orders”), a complete listing of which as of April 30, 2010 is set forth in Schedule 2.1(l) hereto;

(m)         all rights of Seller pursuant to any express or implied warranties, representations or guarantees made by suppliers or vendors furnishing goods or services to the Business;

(n)          all goodwill related to the Business;

(o)          all of Seller’s rights, causes of action, vendor, supplier and similar Claims, deposits, prepayments, refunds, judgments, Claims and demands of whatever nature, known or unknown, relating to the Purchased Assets.

2.2           Excluded Assets.  Buyer expressly understands and agrees that, except for the Purchased Assets, Seller is not hereunder selling, assigning, transferring or conveying to Buyer any other assets, rights, interests or Claims, including, without limitation, the following (collectively, the “Excluded Assets”):

(a)          all rights and interests of Seller in and to any of its real property;

(b)          all cash and cash equivalents, securities, and negotiable instruments of the Seller on hand, in bank accounts, in lock boxes, in financial institutions or elsewhere;

(c)          minute books, stock record books and corporate certificates of authority of Seller;

(d)          any of Seller’s rights under any contract, lease, license, agreement, instrument, purchase order, open bid, arrangement or other undertaking or commitment with respect to the Business that is listed on Schedule 2.2(d) (the “Excluded Contracts”);

(e)          all assets set forth on Schedule 2.2 hereto; and

(f)           any of the rights of Seller under this Agreement.

2.3           Liabilities of Seller Assumed by Buyer.  At the Closing, Buyer shall assume and shall pay, perform and discharge, as and when due, only the following liabilities and obligations of Seller with respect to the Business (collectively, the “Assumed Liabilities”):

(a)           all accounts payable relating to the Business that are not yet past due as of the Closing Date (the “Assumed Accounts Payable”), a complete listing of which as of April 30, 2010 is set forth in Schedule 2.3(a) hereto, which such schedule includes the aging of each listed accounts payable;

Portions of this Exhibit were omitted and have been filed separately with the Secretary of the Commission pursuant to the Registrant’s application requesting confidential treatment under Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

(b)           all warranty claims (other than arising out of any defects set forth in Schedule 5.13(b) hereto), costs and commission obligations directly relating to the Outstanding Accounts Receivable that are collected by Buyer; and

(c)           Seller’s executory obligations arising after the Closing Date under each of the Assumed Contracts, except to the extent that any such executory obligations result from, arise out of, relate to, or are caused by, any one or more of the following: (i) any breach of any of the Assumed Contracts occurring on or before the Closing Date, (ii) any infringement or violation of any Law occurring on or before the Closing Date, or (iii) any event or condition occurring or existing on or before the Closing Date which through the passage of time or the giving of notice or both would constitute a breach or default by Seller under any of the Assumed Contracts.

2.4           Liabilities Not Assumed.  Except for the Assumed Liabilities, Buyer has not agreed to pay, perform or discharge, shall not be required to assume, and shall have no liability or obligation with respect to, any liability or obligation, direct or indirect, absolute or contingent, known or unknown, of Seller (collectively, the “Excluded Liabilities”).  For the avoidance of doubt, Excluded Liabilities shall include, without limitation, all liabilities:

(a)          with respect to accounts payable (other than Assumed Accounts Payable), Indebtedness and Taxes of Seller or any of its Affiliates, whether relating to the Business, the Products or otherwise;

(b)          arising under the Excluded Contracts or the Excluded Assets;

(c)          of Seller resulting from, caused by or arising out of, directly or indirectly, the conduct of the Business, employment of any employees or contractors or ownership or lease of any of assets or properties prior to or on the Closing Date; and

(d)          for all Claims existing as of the Closing Date (whether known or unknown) and arising out of, resulting from, or relating to, directly or indirectly, the Purchased Assets, the Business and/or the Products and all liabilities for all Claims not existing as of the Closing Date that arise out of, result from or relate to the ownership, sale or operation of the Purchased Assets, the Business and/or the Products by Seller on or prior to the Closing Date.

2.5           Assignment of Contracts.  Notwithstanding anything in this Agreement to the contrary, this Agreement shall not constitute an agreement to assign, nor shall the Purchased Assets be deemed to include, any contract, instrument, agreement, license, permit, lease, commitment, sales order, purchase order or any Claim or right, or any benefit arising thereunder or resulting therefrom, if an assignment thereof, without the consent of a third party thereto, would be ineffective, or would constitute a breach thereof or would in any way affect the rights of Buyer or Seller thereunder.  If any such consent is not obtained, Seller will cooperate with Buyer in any reasonable arrangement designed to provide for Buyer the benefits under any such

Portions of this Exhibit were omitted and have been filed separately with the Secretary of the Commission pursuant to the Registrant’s application requesting confidential treatment under Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

contracts, instruments, agreements, licenses, permits, leases, commitments, sales orders or purchase orders.  Any transfer or assignment to Buyer of any property or property rights or any contract or agreement or permit which shall require the consent or approval of any third party shall be made subject to such consent or approval being obtained.

2.6           Delivery of Updated Schedules.  Seller shall deliver updated, complete and accurate Schedules listing all Outstanding Accounts Receivable, Inventory, Purchase Orders, Customer Orders and Assumed Accounts Payable, all as of the Closing Date, within fifteen (15) Business Days following the Closing.

ARTICLE 3.  PURCHASE PRICE; PAYMENT; ALLOCATION

3.1           Purchase Price.  The purchase price for the sale, assignment, transfer and conveyance of the Purchased Assets to Buyer hereunder shall be Sixteen Million Five Hundred Thousand Dollars ($16,500,000) (the “Purchase Price”) (as may be adjusted following the Closing pursuant to Section 3.4 below).  At Closing, Seller shall pay the Purchase Price, less the deposit of [***] Dollars previously paid by Seller to Buyer, by wire transfer of immediately available funds to Seller’s account set forth in Schedule 3.1 hereto

3.2           Allocation of Purchase Price.  Within thirty (30) days following the Closing, Buyer shall prepare and deliver to Seller a schedule on IRS Form 8594 in accordance with the Code allocating the Purchase Price among the Purchased Assets (the “Allocation Schedule”).  If Seller approves of Buyer’s draft Allocation Schedule then Seller and Buyer: (i) shall be bound by the allocation contained in Allocation Schedule for purposes of determining any and all consequences with respect to Taxes arising in connection with the transactions contemplated herein; (ii) shall prepare and file all Tax returns to be filed with any Tax authority with respect to Taxes arising in connection with the transactions contemplated herein in a manner consistent with the Allocation Schedule; and (iii) shall take no position inconsistent with the Allocation Schedule on any Tax return, any discussion with or proceeding before any Tax authority, or otherwise.  In the event that the Allocation Schedule is disputed by any Tax authority, the party receiving notice of such dispute shall promptly notify the other party thereof and both parties shall defend the Allocation Schedule in all reasonable ways.  If, however, Seller does not approve Buyer’s draft Allocation Schedule then Seller acknowledges and agrees that Buyer will nonetheless file the Allocation Schedule and Seller may take a tax position inconsistent with Buyer’s Allocation Schedule provided that Seller can justify such position to the applicable taxing authority.

3.3           Transaction Costs.  All Transfer Taxes shall be paid by Seller, and Seller shall, at its own expense, properly file on a timely basis all necessary Tax Returns, reports, forms, and other documentation with respect to any Transfer Taxes, and provide to Buyer evidence of payment of all Transfer Taxes.

3.4           Adjustment to Purchase Price.  (a)  No later than sixty (60) days after the Closing Date, Buyer will prepare and deliver to Seller a working capital statement (the “Closing Working Capital Statement”) setting forth the Working Capital as of the close of business on

Portions of this Exhibit were omitted and have been filed separately with the Secretary of the Commission pursuant to the Registrant’s application requesting confidential treatment under Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

the Closing Date (the “Closing Working Capital”).  The Closing Working Capital Statement shall be prepared in accordance with GAAP.  Buyer will make available to Seller, upon request, all work papers and back-up materials used in the preparation of the Closing Working Capital Statement and the calculation of the Closing Working Capital.

(b)           Upon receipt of the Closing Working Capital Statement and the calculation of Closing Working Capital, Seller shall have fifteen (15) days thereafter to review the Closing Working Capital Statement and the calculation of Closing Working Capital (the “Review Period”).  Seller shall be deemed to have accepted the Closing Working Capital Statement and the calculation of Closing Working Capital upon the expiration of the Review Period, unless, prior to the expiration of the Review Period, Seller shall have delivered to Buyer written notice and a detailed written explanation (together with all work papers and backup materials relating thereto) of the specific items in the Closing Working Capital Statement and in the calculation of Closing Working Capital that Seller disputes, in which case the Closing Working Capital Statement and the calculation of Closing Working Capital, to the extent not affected by the disputed items, shall be deemed to be accepted and any such undisputed portion of the adjustment set forth in Section 3.4(d) shall be paid in accordance with the terms of that section, and the items identified by Seller as disputed shall be deemed to be in dispute.  Buyer and Seller will attempt to resolve in good faith any disputed items during the thirty (30) day period following the end of the Review Period.  Failing resolution of all disputed items within that period, any remaining disputed items shall be referred to the Independent Accountant, acting as experts in accounting and not as arbitrators, for final resolution in accordance with GAAP.  Seller and Buyer each agree to execute, if requested by the Independent Accountant, a reasonable engagement letter.  The determination of the Independent Accountant shall be set forth in a written report, shall be final and binding on the Parties and shall not be subject to dispute, appeal, litigation or challenge for any reason.  Judgment may be entered to enforce such determination set forth in the Independent Accountant’s report in any court of competent jurisdiction.  One half of the total cost of determination by the Independent Accountant shall be paid by Seller and one half by Buyer.

(c)           Buyer and Seller agree that they will, and agree to cause their respective independent accountants to reasonably cooperate and assist in the conduct of the audits and reviews referred to in this Section 3.4, including the making available to the extent reasonably necessary of books, records, work papers and personnel.

(d)           If the Closing Working Capital, as finally determined, is greater than the sum of the Target Working Capital plus the Collar Amount (the amount over such sum being defined as the “Excess”), then the Buyer will pay to the Seller the amount of such Excess.  If the Closing Working Capital, as finally determined, is less than the Target Working Capital minus the Collar Amount (the amount under such difference being defined as the “Deficiency”), then the Seller will pay to the Buyer the amount of such Deficiency.  If a payment is due to either the Buyer or the Seller pursuant to this Section 3.4, such payment will be made within five (5) Business Days after the final determination of the Closing Working Capital, by wire transfer of immediately available funds to an account designed in writing by the applicable payee.

Portions of this Exhibit were omitted and have been filed separately with the Secretary of the Commission pursuant to the Registrant’s application requesting confidential treatment under Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

ARTICLE 4.  CLOSING

4.1           The Closing.  The consummation of the transactions contemplated herein (the “Closing”) shall be held at the offices of Seller, at 10:00 am (EDT) on or before May 24, 2010 or at such other place, time and date as shall be agreed between Buyer and Seller.  The date of the Closing is referred to herein as the “Closing Date”.  The Closing shall be deemed to occur and be effective as of the close of the Business on the Closing Date.

4.2           Deliveries of Seller.  At the Closing, Seller shall deliver or cause to be delivered the following to Buyer:

(a)           duly executed and acknowledged bills of sale, endorsements, assignments and other good and sufficient instruments of conveyance and transfer, in form and substance satisfactory to Buyer, to transfer the Purchased Assets to Buyer free and clear of all Liens;

(b)           duly executed and acknowledged bills of sale, endorsements, assignments and other good and sufficient instruments of conveyance and transfer, in form and substance recordable with the appropriate registrar and satisfactory to Buyer, to transfer the Intellectual Property to Buyer free and clear of all Liens;

(c)           duly executed assignments and assumptions in order to transfer the Assumed Contracts and Assumed Liabilities to Buyer (the “Assignment and Assumption Agreements”);

(d)           a Transition Services Agreement executed by Seller;

(e)           a Contract Manufacturing Agreement executed by Seller;

(f)            a certificate of a duly authorized officer of Seller, dated the Closing Date, certifying: (i) the resolutions attached thereto are true, correct and complete copies of the resolutions of Seller’s board of directors authorizing, adopting and approving the Agreement, the Transaction Documents and the transactions contemplated hereby and thereby; (ii) a certificate of legal existence and good standing of Seller issued by the Secretary of the State of Delaware and a certificate of good standing as a foreign corporation issued by the Secretary of The Commonwealth of Massachusetts, in each case dated within twenty (20) days prior to the Closing Date; and (iii) the incumbency of the person authorized by Seller to sign the Agreement on Seller’s behalf;

(g)           a certificate of a duly authorized officer of Seller, dated the Closing Date, certifying that originals or true and correct copies of the Assumed Contracts, Purchase Orders, Customer Orders, Books and Records and Licenses and Permits have previously been provided to Buyer;

Portions of this Exhibit were omitted and have been filed separately with the Secretary of the Commission pursuant to the Registrant’s application requesting confidential treatment under Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

(h)           releases from security interests retained by Silicon Valley Bank and PNC Bank, as well as any other consents, approvals or authorizations required in order for Seller to complete the transactions contemplated hereby; and

(i)            such other instruments and documents as Buyer shall reasonably request for the purpose of consummating this transaction.

4.3           Deliveries of Buyer.  At the Closing, Buyer shall deliver to Seller the following:

(a)           the Assignment and Assumption Agreement executed by Buyer;

(b)           the Purchase Price;

(c)           the Transition Services Agreement executed by Buyer;

(d)           the Contract Manufacturing Agreement executed by Buyer;

(e)           a certificate of a duly authorized officer of Buyer, dated the Closing Date, certifying: (i) the resolutions attached thereto are true, correct and complete copies of the resolutions of Buyer’s board of directors authorizing, adopting and approving the Agreement, the Transaction Documents and the transactions contemplated hereby and thereby; (ii) a certificate of legal existence and good standing of Buyer issued by the Secretary of the State of Delaware and a certificate of good standing as a foreign corporation issued by the Secretary of State of North Carolina, in each case dated within twenty (20) days prior to the Closing Date; and (iii) the incumbency of the person authorized by Buyer to sign the Agreement on Buyer’s behalf; and

(f)            such other instruments and documents as Seller shall reasonably request for the purpose of consummating this transaction.

4.4           Conditions to Closing.

(a)           The obligation of Buyer to effect the transactions contemplated by this Agreement is subject to the satisfaction (or written waiver by Buyer) as of the Closing of the following conditions:

(i)             Representations and Warranties; Covenants.  The representations and warranties of Seller made in this Agreement shall be true and correct as of the date hereof and as of the time of the Closing as though made of such time, except to the extent such representations and warranties expressly relate to an earlier date (in which case such representations and warranties shall be true and correct as of such earlier date).  Seller shall have performed or complied in all material respects with all obligations and covenants required by this Agreement to be performed or complied with by Seller by the time of the Closing.  Seller shall have

Portions of this Exhibit were omitted and have been filed separately with the Secretary of the Commission pursuant to the Registrant’s application requesting confidential treatment under Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

delivered to Buyer a certificate dated the Closing Date and signed by an authorized officer of Seller confirming the foregoing.

(ii)            No Injunctions or Restraints.  No law, statute, rule, regulation, executive order, decree, temporary restraining order, preliminary or permanent injunction or other order enacted, entered, promulgated, enforced or issued by any Governmental Authority, or other legal restraint or prohibition shall be in effect preventing any Transaction Document or the transactions contemplated thereby.

(iii)           Closing Deliveries.  Seller shall have delivered or caused to be delivered all of the documents and instruments required by Section 4.2 to Buyer.

(b)           The obligation of Seller to effect the transactions contemplated by this Agreement is subject to the satisfaction (or written waiver by Seller) as of the Closing of the following conditions:

(i)             Representations and Warranties; Covenants.  The representations and warranties of Buyer made in this Agreement shall be true and correct as of the date hereof and as of the time of the Closing as though made as of such time, except to the extent such representations and warranties expressly relate to an earlier date (in which case such representations and warranties shall be true and correct as of such earlier date).  Buyer shall have performed or complied in all material respects with all obligations and covenants required by this Agreement to be performed or complied with by Buyer by the time of the Closing.  Buyer shall have delivered to Seller a certificate dated the Closing Date and signed by an authorized officer of Buyer confirming the foregoing.

(ii)            No Injunction or Restraints.  No statute, rule, regulation, executive order, decree, temporary restraining order, preliminary or permanent injunction or other order enacted, entered, promulgated, enforced or issued by any Governmental Authority, or other legal restraint or prohibition shall be in effect preventing any Transaction Document or the transactions contemplated thereby.

(iii)           Closing Deliveries.  Buyer shall have delivered or caused to be delivered all of the documents and instruments required by Section 4.3 to Seller.

(iv)           The consent of Silicon Valley Bank to the sale of the Purchased Assets to Buyer shall remain in full force and effect as of the Closing.

4.5           Further Assurances.  From time to time after the Closing, at Buyer’s expense but without further consideration, Seller shall execute and deliver, and shall cause their Affiliates to execute and deliver as necessary, such other instruments of conveyance, assignment, transfer and delivery, and take such other action as Buyer reasonably may request in order more effectively to: (i) transfer, convey, assign and deliver to Buyer, and to place Buyer in possession or control of, any of the Purchased Assets; or (ii) enable Buyer to exercise and enjoy all rights and benefits

Portions of this Exhibit were omitted and have been filed separately with the Secretary of the Commission pursuant to the Registrant’s application requesting confidential treatment under Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

of Seller with respect thereto.  From time to time after the Closing, at Seller’s expense but without further consideration, Buyer shall execute and deliver such additional agreements of assumption and shall take such other actions as Seller reasonably may request in order to assure the assumption by Buyer of the Assumed Liabilities.

ARTICLE 5.  REPRESENTATIONS AND WARRANTIES OF SELLER

The Seller hereby represents and warrants to the Buyer that the statements contained in this Article V are correct and complete as of the Closing Date hereof, except as otherwise set forth in the schedules prepared by the Seller and attached to this Agreement (the “Schedules”), which Schedules are incorporated herein by reference.  The Schedules shall be arranged in sections corresponding to the numbered and lettered Sections of this Article V, and the disclosures of any section of the Schedules shall provide information regarding the corresponding numbered and lettered sections of this Article V, unless and to the extent that cross references to other Sections are set forth in the Schedules.

5.1           Organization and Qualifications.   Seller is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, and has all requisite power and authority to carry on the Business as now conducted, to enter into this Agreement and each of the Transaction Documents to which it is a party, and to carry out its obligations hereunder and thereunder.  Seller is duly qualified to do business and is in good standing as a foreign corporation in each jurisdiction in which the operation of the Business makes such qualification necessary, except to the extent that the failure to be so qualified would not materially and adversely affect (i) the ability of Seller to carry out its obligations under, or to consummate the transactions contemplated by, this Agreement, or (ii) the ability of Seller to conduct the Business prior to the Closing Date.

5.2           Authority; Enforceability.  The execution and delivery of this Agreement and each of the other Transaction Documents to which Seller is a party, and the consummation of the transactions contemplated hereby and thereby, have been duly and validly authorized by all necessary action on the part of Seller and its board of directors, and this Agreement and each of such other Transaction Documents to which Seller is a party constitute the legal, valid and binding obligations of Seller, enforceable against it in accordance with their respective terms.

5.3           No Violation.   Except as set forth in Schedule 5.3 the execution and delivery of this Agreement, any Transaction Document and the consummation of the transactions contemplated hereby or thereby will not conflict with or result in any violation of or default under (with or without notice or lapse of time, or both) or give rise to a right of any party to accelerate, terminate, modify or cancel (any such event, a “Conflict”) under (i) any material indenture, contract, lease, sublease, loan agreement, note or other obligation or liability to which Seller is a party or by which it is bound or to which any of its assets is subject; (ii) under any provision of the Articles of Incorporation or Bylaws (or other charter documents) of Seller, or any material restriction, Lien, bond, guarantee, license, permit, agreement, understanding, arrangement, commitment, indenture, contract, lease, sublease, loan agreement, note or other obligation or liability, whether oral or written, to which it is a party or by which it is bound or to

Portions of this Exhibit were omitted and have been filed separately with the Secretary of the Commission pursuant to the Registrant’s application requesting confidential treatment under Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

which any of its assets is subject or result in the creation of any Lien or encumbrance upon any of said assets; or (iii) violate or result in a breach of or constitute a default under any Applicable Law to which Seller or the Business is subject or by which any of the Purchased Assets are bound, except in each case to the extent that any such Conflict would not materially and adversely affect (a) the ability of Seller to carry out its obligations under, or to consummate the transactions contemplated by, this Agreement, or (b) the ability of Buyer to conduct the Business after the Closing Date.

5.4           No Consents.   Except as set forth in Schedule 5.4, no consent, waiver, approval, authorization or permit of, or notice to, any Governmental Authority, or any third-party, is required to be obtained or given by Seller in connection with the execution, delivery or performance of this Agreement or any other Transaction Document, or the consummation of the transactions contemplated hereby or thereby by Seller.

5.5           Title to and Condition of Purchased Assets; Sufficiency of Assets.  (a)  Seller has good and valid title to the Purchased Assets, free and clear of all Liens, other than the Lien in favor of Silicon Valley Bank to be released as of the Closing.  All of the Equipment, Inventory and other tangible property included in the Purchased Assets are usable in the ordinary course of the Business for the purposes and uses intended and are in good working condition, reasonable and ordinary wear and tear excepted.  Upon the consummation of the transactions contemplated in this Agreement at the Closing, Buyer will acquire good and marketable title to the Purchased Assets, free and clear of all Liens.

(b)           Except as set forth in Section 2.2 and Schedule 5.5(b), the Purchased Assets constitute all of the assets, properties, rights and interests (including all personal property and tangible and Intangible Property) necessary for the conduct of the Business as it is being currently, and has in the past been, conducted.

5.6           Taxes.  Seller has duly prepared and timely filed all Tax Returns with respect to the Business and required to be filed by it and has paid, or made adequate provision for the payment of, all Taxes, assessments, fees and charges relating to the Business shown on such returns or on assessments received by Seller.  No Claim relating to the Business has ever been made or is expected to be made by any Governmental Authority in a jurisdiction where Seller does not file Tax Returns that it is or may be subject to taxation by that jurisdiction.  Seller has made all withholding of Tax relating to the Business required to be made under all applicable federal, state and local tax laws and regulations, and has made all payments to the Internal Revenue Service and such other tax authorities as are required with respect to such withholdings.  There are no outstanding or pending Claims, deficiencies or assessments against Seller relating to the Business for sales taxes or any other Taxes, or interest or penalties with respect thereto, with respect to any taxable period of Seller.

5.7           Contracts.  (a)  Schedule 2.1(g) contains an accurate and complete list, and Seller has delivered to Buyer accurate and complete copies, of the Assumed Contracts.  Schedule 2.1(k) contains, as of the date specified in Section 2.1(k), but to be updated as of the Closing Date, an accurate and complete list, and Seller has delivered to Buyer accurate and complete

Portions of this Exhibit were omitted and have been filed separately with the Secretary of the Commission pursuant to the Registrant’s application requesting confidential treatment under Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

copies, of the Purchase Orders.  Schedule 2.1(l) contains as of the date specified in Section 2.1(l) but to be updated as of the Closing Date, an accurate and complete list, and Seller has delivered to Buyer accurate and complete copies, of the Customer Orders.

(b)           The Assumed Contracts and the Excluded Contracts constitute all contracts, leases, licenses, agreements, instruments, purchase orders, open bids, arrangements and other undertakings or commitments that are related to the Business to which Seller is a party or subject.  Each Assumed Contract is the valid and binding obligation of Seller and, to the best knowledge of Seller, each of the other parties thereto, and enforceable in accordance with its terms.  Except as set forth in Schedule 5.7(b), each Assumed Contract is in full force and effect, will continue in full force and effect after the Closing and may be transferred by Seller to Buyer pursuant to this Agreement, in each case without breaching the terms thereof or resulting in the forfeiture or impairment of any rights thereunder, without the consent, approval or act of, or making of any filing with, any third party.  Seller is not (with or without the lapse of time or the giving of notice, or both) in breach or default in any material respect of any Assumed Contract and, to the best knowledge of Seller, no other party to any Assumed Contract is (with or without the lapse of time or the giving of notice, or both) in breach or default in any material respect of any such Assumed Contract.  Seller has not received notice and does not have any knowledge that any party to any Assumed Contract intends to modify, cancel or terminate such Assumed Contract or to exercise or not exercise any option under any such Assumed Contract.

5.8           Intellectual Property.  (a)  Schedule 2.1(a) sets forth a true, accurate and complete list of all Intellectual Property presently owned or possessed by Seller and used in connection with the Business, and all licenses of any of the foregoing granted to or by Seller.  All of the Intellectual Property is in good standing and Seller has timely paid, when due, all maintenance and other filing fees required in order to maintain such Intellectual Property in good standing with the necessary registrars thereof.  None of the Intellectual Property is subject to any pending or, to the best knowledge of Seller, threatened challenge, and there are no Claims pending or, to the best knowledge of Seller, threatened against Seller with respect to any of the foregoing or with respect to any alleged infringement thereof or of any similar rights of any other person.

(b)           Seller has not entered into any agreement to indemnify any other person against any charge of infringement of any Intellectual Property, other than indemnification provisions contained in contracts with customers of the Business or license agreements arising in the ordinary course of business.

(c)           Seller has obtained valid written assignments from all consultants, contractors and employees who contributed to the creation or development of Intellectual Property of the rights to such contributions that Seller does not already own by operation of law.

(d)           To the extent any Intellectual Property is or has been used under license in the Business, no notice of a material default of such license has been sent or received by Seller which default remains uncured, and the execution, delivery or performance of Seller’s obligations hereunder and the Transaction Documents will not result in such a default.  Each such license agreement is a legal, valid and binding obligation of Seller and the relevant other

Portions of this Exhibit were omitted and have been filed separately with the Secretary of the Commission pursuant to the Registrant’s application requesting confidential treatment under Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

parties thereto, enforceable in accordance with the terms thereof and the transactions contemplated by this Agreement will not breach the terms thereof.

(e)           Seller owns or is licensed to use the Intellectual Property free and clear of any Liens, without obligation to pay any royalty or any other fees with respect thereto.

(f)            Seller has not received any notice of any Claim, or a threat of any Claim, from any third party, and no third party Claims are pending: (i) challenging the right of Seller to use any Intellectual Property or alleging any violation, infringement, misuse or misappropriation by Seller of Intellectual Property or indicating that the failure to take a license would result in any such Claim, or (ii) challenging the ownership rights of Seller in any Intellectual Property or asserting any opposition, interference, invalidity, termination, abandonment, unenforceability, or other infirmity of any Intellectual Property.

(g)           Except as set forth on Schedule 5.8(g), Seller has not made any Claim of a violation, infringement, misuse or misappropriation by any third party (including any employee or former employee of the Business) of its rights to, or in connection with, any Intellectual Property, which Claim is pending.

(h)           Seller has published internal policies and taken all other necessary and reasonable steps to protect and preserve the confidentiality of all the Business’s trade secrets and other proprietary and confidential information including know-how, source codes, databases, data collections, customer lists, schematics, ideas, algorithms and processes and all disclosure of such information to, and use by, any third party (other than (i) to competent regulators, accountants and counsel, in each instance acting in their professional capacities, or (ii) pursuant to an applicable order) has been pursuant to the terms of a written confidentiality agreement between such third party and Seller.  Seller has not breached any agreements of non-disclosure or confidentiality relating to the Business, and is not currently alleged or claimed to have done so.

5.9           Compliance With Laws.  (a)  Seller holds all Licenses and Permits, approvals, and authorizations that are necessary for the lawful conduct of the Business, as now conducted, and has complied in all material respects with all Applicable Laws with respect to the conduct of the Business, as now conducted, including, without limitation, all United States Food and Drug Administration regulations, rules and guidelines.  All such Licenses and Permits are in full force and effect, and Seller has not taken any action or failed to take any action which permits, or after notice or lapse of time would permit, the revocation or termination of any of such Licenses and Permits or the imposition of any restrictions thereon.  No investigation, notice of investigation, violation, order, complaint, action or other proceeding is pending or threatened before any Governmental Authority to revoke, refuse to renew or modify any of such Licenses and Permits.

(b)           All Products are approved by and marked with the approval of (where applicable), Conformance European (CE), and Canadian Standards Association (CSA).  Additionally, to the extent required by Applicable Law, all Products are in compliance with all Applicable Laws in the countries into which the Products are sold concerning electrical and emissions standards and restrictions on the use of certain hazardous substances in electrical and electronic equipment, including, without limitation, and the Waste Electrical and Electronic Equipment Directive (WEEE).

Portions of this Exhibit were omitted and have been filed separately with the Secretary of the Commission pursuant to the Registrant’s application requesting confidential treatment under Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

(c)                                  Seller has complied in all material respects with U.S. export control and import laws and regulations relating to the Business.  No Product or related technical data or service provided, made, sold or distributed by Seller now or during the last five (5) years that was exported, re-exported or transshipped (i) outside of the United States of America required a license or authorization for export, re-export or transshipment from the U.S. government, or (ii) from a country other than the United States of America required a license for export, re-export or transshipment from any governmental authority of such country.  No Product or related technical data or service provided, made, sold, distributed or owned by Seller now or during the last five (5) years has been disclosed, disseminated or released to a foreign national in the United States in a manner that required Seller to obtain a license for deemed export from the United States of America without Seller obtaining such license for deemed export from the United States of America.

5.10                           Litigation.  There are no Claims suits, actions, arbitrations, or legal, administrative or other proceedings or governmental investigations currently pending, nor have any such matters been pending during the last five (5) years or, to the best knowledge of Seller, threatened against or affecting Seller relating to the Business, the Products, the Purchased Assets or Assumed Liabilities, or which seek to enjoin or otherwise interfere with the consummation of the transactions contemplated by this Agreement or any of the other Transaction Documents to which Seller is a party, or the performance by Seller of its obligations hereunder or thereunder, nor, to the best knowledge of Seller, does there exist a valid basis for any such Claims suit, action, arbitration, legal, administrative or other proceeding or governmental investigation.  There is no outstanding judgment, decree, injunction or order of any court, administrative agency or other instrumentality or arbitrator against Seller relating to the Business, the Products, the Purchased Assets or Assumed Liabilities, or affecting the transactions contemplated by this Agreement or any of the other Transaction Documents to which Seller is a party.

5.11                           Customer and Supplier List.  Schedule 2.1(c) sets forth a complete and accurate Customer and Supplier List as of the Closing Date, as described and for the countries specified in Section 2.1(c).  All sales and purchases made by Seller in connection with the Business during the past five (5) years prior to the Closing Date have been made in the ordinary course of business in accordance with past practices.  There has been no cancellation of any purchase order by any customer, or sales order by any supplier, of the Business listed on Schedule 2.1(c) hereto, during the twelve (12) months ended as of the Closing Date.

5.12                           Inventory.  The Inventory consists of a quality and quantity usable and, with respect to finished goods, saleable, in the ordinary course of business of the Business, and in the amounts necessary to satisfy the Customer Orders as of the Closing Date.  The Inventory does not include any inventory, raw materials, finished goods, supplies or parts that are not owned by Seller, and the Inventory does not consist of, or relate to, any products other than the Products.  All Inventory was purchased in the ordinary course of business of Seller at a cost not exceeding market prices prevailing at the time of purchase.  The quantities of each item of Inventories (whether raw materials, works in process or finished goods) are not excessive but are reasonable in the present circumstances of Seller.  The quantity and valuation of the Inventory as of the

Portions of this Exhibit were omitted and have been filed separately with the Secretary of the Commission pursuant to the Registrant’s application requesting confidential treatment under Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

Closing Date was determined from the books and records of the Business on a first-in, first-out basis in accordance with GAAP consistently applied with Seller’s past practices.

5.13                           Product Issues.  (a)  Seller has made available for inspection by Buyer the Products and all design, development, testing and engineering files with respect to the design and development of the Products.

(b)                                 To the best of the Seller’s knowledge, there is no defect in any Product (or design thereof), including, without limitation, any defect that would be reasonably likely to result in injury to Persons, death or property damage.  There is no pending or, to the best of the Seller’s knowledge, threatened Claim, action, suit, inquiry, proceeding, or investigation by any Person or Governmental Agency in which a Product is alleged to have a defect, deficiency, or impurity of any kind, whether in design, manufacture, processing, or otherwise.  Except as set forth in Schedule 5.13(b), Seller has not received any consumer complaints or reports of adverse events associated with the Products (written or otherwise).  There have been no insurance Claims (including product liability Claims) brought with respect to the Products.

(c)                                  No Product has ever been the subject of: (i) a recall by the U.S. Food and Drug Administration or the US Consumer Protection Safety Commission, (ii) a market withdrawal, (iii) warning letter or some other form of enforcement action by the U.S. Food and Drug Administration; or (iv) a Claim or some other form of industry complaint.  To the best of the Seller’s knowledge, and subject to the receipt of necessary regulatory approvals for sales in countries outside the United States, there is no reason why the Products cannot be marketed and sold throughout the world.

(d)                                 The raw materials and component parts needed to manufacture the Products are available to Buyer from vendors on commercially reasonable terms.  There are no warranties express or implied, written or oral, with respect to the Products, other than standard Product warranties offered to customers in the ordinary course of business copies of which are set forth in Schedule 5.13(d), and there are no material pending or, to the best knowledge of Seller, threatened Claims with respect to any such warranty.

5.14                           Accounts Receivable.  All Outstanding Accounts Receivable are valid, genuine, arise from sales made in the ordinary course and are fully collectible in the aggregate amount thereof within the payment terms originally provided by Buyer to the obligor of each such Outstanding Account Receivable.

5.15                           Condition of Equipment.  The Equipment is in good working order and condition, subject to normal wear and tear, and has no defects which would materially interfere therewith, and are sufficient to conduct the Business as presently conducted or as proposed to be conducted by Buyer after the Closing Date.

5.16                           No Material Adverse Change.  Since December 31, 2009, there has not been any material adverse change in, relating to or affecting the Business, condition (financial or otherwise), rights, properties, assets or prospects of the Business, and Seller has conducted the

Portions of this Exhibit were omitted and have been filed separately with the Secretary of the Commission pursuant to the Registrant’s application requesting confidential treatment under Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

Business only in the ordinary course consistent with past custom and practice.

5.17                           Solvency.  Seller is not now insolvent and will not be rendered insolvent by the transactions contemplated hereby.  As used in this section, “insolvent” means that the sum of the debts and other probable liabilities of Seller exceeds the present fair saleable value of Seller’s assets.  Immediately after giving effect to the consummation of the transactions contemplated hereby: (i) Seller will be able to pay its liabilities as they become due in the usual course of its business; and (ii) taking into account all pending and threatened litigation, final judgments against Seller in actions for money damages are not reasonably anticipated to be rendered at a time when, or in amounts such that, Seller will be unable to satisfy any such judgments promptly in accordance with their terms (taking into account the maximum probable amount of such judgments in any such actions and the earliest reasonable time at which such judgments might be rendered) as well as all other obligations of Seller.  The cash available to Seller, after taking into account all other anticipated uses of the cash, will be sufficient to pay all such debts and judgments promptly in accordance with their terms.

5.18                           Insurance.  A list of all product liability insurance policies (together with all riders and amendments thereto) of Seller currently in effect with respect to the Business, together with the names of the insurance companies issuing such policies as well as the per occurrence and aggregate coverage amounts of each policy, is set forth on Schedule 5.18.  All of the insurance policies listed on Schedule 5.18 are valid and enforceable in accordance with their terms and in full force and effect.  Such policies carry limits of liability and coverage for such risks and liabilities as are customary for companies engaged in the same or similar business activities as the Business.  Except as set forth on Schedule 5.18, Seller has not received any written notice of any cancellation, modification, change in premium or denial of renewal in connection with any of the insurance policies listed on Schedule 5.18 or any renewal of any of them.  Except as set forth on Schedule 5.18, no Claims with respect to the Business or the Products have been made or are pending on such insurance policies in the last five (5) years.

5.19                           No Broker.  No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated herein based upon arrangements made by or on behalf of Seller.

5.20                           Disclosure.  Seller has not failed to disclose to Buyer any material facts related to the Purchased Assets, the Products, the Business and Assumed Liabilities.  No representation or warranty by Seller contained in this Agreement and no statement contained in any document (including, without limitation, the disclosure schedules), certificate, or other writing furnished or to be furnished by Seller to Buyer or any of its representatives pursuant to the provisions hereof or in connection with the transactions contemplated hereby, contains or will contain any untrue statement of a material fact or omits or will omit to state any material fact necessary, in light of the circumstances under which it was made, in order to make the statements herein or therein not misleading.

Portions of this Exhibit were omitted and have been filed separately with the Secretary of the Commission pursuant to the Registrant’s application requesting confidential treatment under Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

ARTICLE 6.  REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer represents and warrants to Seller as follows:

6.1                                 Organization.   Buyer is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware, and has all requisite power and authority to own, lease and operate all of its properties and assets and to carry on its business as now conducted, to enter into this Agreement and each of the Transaction Documents to which it is a party, and to carry out its obligations hereunder and thereunder.

6.2                                 Authority; Enforceability.   The execution and delivery of this Agreement and each of the other Transaction Documents to which Buyer is a party, and the consummation of the transactions contemplated hereby and thereby, have been duly and validly authorized by all necessary action on the part of Buyer and its board of directors, and this Agreement and each of such other Transaction Documents to which Buyer is a party constitute the legal, valid and binding obligations of Buyer, enforceable against it in accordance with their respective terms.

6.3                                 No Violation.   Neither the execution and delivery of this Agreement, the Transaction Documents nor the consummation of the transactions contemplated hereby or thereby will; (i) result in the acceleration of, or the creation in any party of any right to accelerate, terminate, modify or cancel any material indenture, contract, lease, sublease, loan agreement, note or other obligation or liability to which Buyer is a party or by which it is bound or to which any of its assets is subject; (ii) conflict with or result in a breach of or constitute a default under any provision of the Articles of Association (or other charter documents) of Buyer, or a default under or violation of any material restriction, Lien, bond, guarantee, license, permit, agreement, understanding, arrangement, commitment, indenture, contract, lease, sublease, loan agreement, note or other obligation or liability, whether oral or written, to which it is a party or by which it is bound or to which any of its assets is subject or result in the creation of any Lien or encumbrance upon any of said assets; or (iii) violate or result in a breach of or constitute a default under any Applicable Law to which Buyer is subject.

6.4                                 No Consents.   No consent of, or notice to, any federal, state or local authority, or any third party or entity, is required to be obtained or given by Buyer in connection with the execution, delivery or performance of this Agreement or any other agreement or document to be executed, delivered or performed hereunder by Buyer in connection herewith.

6.5                                 Brokers.  No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated herein based upon arrangements made by or on behalf of Buyer.

ARTICLE 7.  COVENANTS & AGREEMENTS

7.1                                 Employee Matters.  (a)  The parties acknowledge that, in connection with the sale and transfer of the Business hereunder, Buyer shall extend offers of employment, conditional upon the Closing, to each of Seller’s current employees set forth on Schedule 7.1(a) (the “Business Employees”) concurrently with the execution of this Agreement.  Such offers of employment shall be substantially equivalent to the proposed terms set forth

Portions of this Exhibit were omitted and have been filed separately with the Secretary of the Commission pursuant to the Registrant’s application requesting confidential treatment under Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

in Schedule 7.1(a), and must be accepted or rejected by the respective Business Employee on or before the Closing Date.  The Business Employees who agree to accept employment with Buyer are referred to herein as the “Transferred Employees.”  In all respects Transferred Employees shall be employees “at will” of Buyer. Seller shall terminate the employment of any Business Employee who does become a Transferred Employee, and, additionally, shall terminate the employment of any Business Employee who rejects Biotage’s offer without the right to severance from Caliper.  [***].  Each Transferred Employee will be given credit by Buyer for his or her years of service with Seller.  Additionally, Buyer shall pay severance, in an amount set forth in Schedule 7.1(a), to any Transferred Employee who is terminated by Buyer without cause prior to the twelve (12) month anniversary of the date of hire of such Transferred Employee by Buyer.  Notwithstanding the foregoing, nothing herein shall be construed to limit the ability of Buyer to terminate any Transferred Employee at any time for any reason, or to change the terms and conditions of such Transferred Employee’s employment ; provided that no such change shall abridge the benefits to be given to Transferred Employees herein .

(b)                                 The Seller will be solely responsible for all compensation (including bonuses, out-of-pocket expenses or other incentive compensation) and benefits (including severance, if any) to all employees of Seller (including all Transferred Employees) and former employees of the Seller in respect of all periods in which such employees were employed by Seller (whether prior to or following the Closing) as well as the termination of such employees’ employment with Seller (including all Transferred Employees).  The Buyer will be solely responsible for all compensation and benefits only for those Transferred Employees hired by Buyer and only for the periods following the Transferred Employee’s date of hire by Buyer.

7.2                                 Inspection of Documents; Destruction.  Seller agrees that all documents that are retained by Seller after the Closing Date and that are related to the Business shall be open for inspection by representatives of Buyer at any time during regular business hours until such time as documents are destroyed or possession thereof is given up to Buyer as provided herein.  For a period ending on the fourth (4th) anniversary of the Closing Date, Seller shall not destroy or give up possession of any item referred to in this paragraph without first offering to the Buyer the opportunity, at such Buyer’s expense (but without any other payment), to obtain the same.  Thereafter Seller shall be free to dispose of them as it deems fit.

7.3                                 Confidentiality.  Seller acknowledges and agrees that irreparable damage would occur in the event any Confidential Information were disclosed to or utilized on behalf of any Person other than the Buyer. Accordingly, Seller covenants and agrees that it will not, directly or indirectly, without the prior written consent of Buyer, divulge, use, furnish, disclose or make available any Confidential Information to any Person (other than Buyer); provided, however, that Confidential Information shall not be deemed to include information that the Seller can demonstrate: (i) was or becomes generally available to the public other than as a result of disclosure by Seller or any of its Affiliates; or (ii) was or becomes available to Seller on a non-confidential basis from a source other than Buyer, provided that such source is not known by Seller to be bound by a confidentiality agreement with respect to such Confidential Information.

Portions of this Exhibit were omitted and have been filed separately with the Secretary of the Commission pursuant to the Registrant’s application requesting confidential treatment under Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

Notwithstanding the foregoing provision of this paragraph, Seller may disclose any Confidential Information to the extent advised by counsel that Seller is legally compelled to do so, provided that prior to making such disclosure, Seller advises and consults with Buyer regarding such disclosure and provided further that Seller discloses only that portion of such Confidential Information as is legally required.

7.4                                 Noncompetition, Nonsolicitation and Nondisparagement.  (a)  Seller acknowledges and agrees that the Business is conducted within the United States and throughout the world (the “Territory”) and that the Business’ reputation and goodwill are an integral part of its success throughout the Territory.  If Seller deprives Buyer of any of the Business’ goodwill or in any manner utilizes its reputation and goodwill in competition with the Business, Buyer will be deprived of the benefits it has bargained for pursuant to the Transaction Documents.  Accordingly, as an inducement for Buyer to enter into this Agreement, Seller covenants and agrees that during the period beginning on the Closing Date and ending on the fifth (5th) anniversary of the Closing Date (the “Restricted Period”), Seller or its Affiliates, or any of their respective officers, directors or shareholders, will not, directly or indirectly, invest in, own, manage, operate, finance, control, advise, render services (including employment or consulting services) to any Person engaged in or planning to become engaged in a Competitive Business.  For purposes of this Section 7.4, a Person shall be deemed to be engaged in a “Competitive Business” if such Person or any of such Person’s Affiliates is engaged directly or indirectly in: (A) providing, performing, offering, designing, developing, manufacturing, assembling, promoting, selling, supplying, distributing, reselling, installing, supporting, leasing or subleasing any Products, or (B) any other business or activity that competes in any material respect with the Products; provided, however, that Buyer acknowledges and agrees that Seller’s development, manufacture, marketing and sale of plate-based solid phase extraction instruments, such as Seller’s existing Sciclone® and Zephyr® instruments, shall not be deemed to be a Competitive Business for purposes of this Section 7.4.  Notwithstanding anything in this Section 7.4 to the contrary, activities in accordance with the terms of the Transition Services Agreement and Contract Manufacturing Agreement shall not be deemed to be a Competitive Business or to otherwise violate the terms of this Section 7.4.  Notwithstanding the foregoing, Seller and its Affiliates may, without violating this Section 7.4, own, as a passive investment, shares of capital stock of a Competitive Business if: (i) such shares are actively traded on an established national securities market in the United States; (ii) the number of shares of such corporation’s capital stock that are owned beneficially (directly or indirectly) by the Seller and the number of shares of such corporation’s capital stock that are owned beneficially (directly or indirectly) by the Seller’s Affiliates collectively represent less than one percent of the total number of shares of such corporation’s capital stock outstanding.

(b)                                 During the Restricted Period, Seller covenants and agrees that it will not, directly or indirectly: (i) solicit, induce or contact, or attempt to solicit, induce or contact, any Person that is a vendor to or a customer of the Business to become a vendor to or a customer of any Competitive Business, (ii) recruit, solicit or induce, or attempt to recruit, solicit, or induce, any employee, independent contractor, agent or consultant of the Buyer or the Business to terminate his or her employment, or otherwise cease any relationship, with the Buyer or the Business; or (iii) solicit, induce or contact, or attempt to solicit, induce or contact any Person to do anything

Portions of this Exhibit were omitted and have been filed separately with the Secretary of the Commission pursuant to the Registrant’s application requesting confidential treatment under Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

from which Seller is restricted by reason of this Section 7.4.  The term “customer” shall include: (i) customers that have used the products and services of Business within the five (5) year period prior to the Closing Date; and (ii) any prospective customers identified as such by Seller prior to the Closing Date.  During the Restricted Period, Buyer covenants and agrees that it will not, directly or indirectly recruit, solicit or induce, or attempt to recruit, solicit, or induce, any employee, independent contractor, agent or consultant of Seller to terminate his or her employment, or otherwise cease any relationship, with Seller.

(c)                                  After the Closing Date, Seller covenants and agrees that it will not make any statement or other communication that impugns or attacks the reputation or character of the Business or damages the goodwill of the Business, take any action that would interfere with any contractual or customer or supplier relationships conveyed to Buyer as part of the Purchased Assets.

(d)                                 From and after the Closing Date Seller shall (i) deliver and/or convey to Buyer any and all inquiries, requests for Products or sales leads received by it as soon as reasonably possible, and (ii) shall cooperate with Buyer in responding to any such requests or inquires.

(e)                                  The parties hereto agree that the foregoing covenants impose a reasonable restraint on Seller or Buyer, as applicable, in light of the activities and business of the parties on the date of execution of this Agreement.  It is expressly agreed that if any restrictions set forth herein are found by any court to be unreasonable because they are too broad in any respect, then and in each such case, the remaining restrictions herein contained shall nevertheless remain effective, and this Agreement, or any portion thereof, shall be considered to be amended so as to be considered reasonable and enforceable by such court, and the court shall specifically have the right to restrict the business, geographical or temporal scope of such restrictions to any portion of the business or geographic areas or time period described above to the extent the court deems such restriction to be necessary to cause the covenants to be enforceable, and in such event, the covenants shall be enforced to the extent so permitted.

7.5                                 Equitable Relief.  Seller acknowledges that the restrictions on its activities under Sections 7.3 and 7.4 hereof are necessary for the reasonable protection of Buyer and constitute a material inducement to Buyer’s entering into and performing this Agreement.  Seller further acknowledges, stipulates and agrees that a breach of any of such obligations and agreements will result in irreparable harm and continuing damage to Buyer for which there will be no adequate remedy at law and further agrees that in the event of any breach of said obligations and agreements, Buyer and its successors and assigns will be entitled to injunctive relief and to such other relief as is proper under the circumstances.

7.6                                 Public Announcement.  Seller and Buyer agree that, upon the execution of this Agreement by both parties, they shall each individually issue an announcement of Buyer’s purchase of the Purchased Assets from Seller.  Seller and Buyer will consult with each other before issuing any other announcements, and will provide each other the opportunity to review and comment upon, any press release or other public statements (or relevant portions thereof), except as may be required by Applicable Law, court process or by obligations pursuant to any

Portions of this Exhibit were omitted and have been filed separately with the Secretary of the Commission pursuant to the Registrant’s application requesting confidential treatment under Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

listing agreement with any national securities exchange.  Buyer acknowledges that Seller intends to file a redacted version of this Agreement with the Securities and Exchange Commission pursuant to a confidential treatment request.  Seller will give Buyer a reasonable opportunity to review and comment on any confidential treatment request proposed to be submitted by Seller to the Securities and Exchange Commission, and Seller will incorporate any reasonable requests by Buyer with respect thereto.

7.7                                 Transition Services Agreement.  Following Closing, Seller shall provide Buyer with sales support, financial accounting services and other agreed upon transition services pursuant to the transition services agreement in the form attached hereto as Exhibit A (the “Transition Services Agreement”) which shall be executed on the Closing Date.

7.8                                 Contract Manufacturing Agreement.  Following Closing, Seller shall manufacture the Products for Buyer pursuant to the contract manufacturing agreement in the form attached hereto as Exhibit B (the “Contract Manufacturing Agreement”).

7.9                                 Transition License Grant.  Following the Closing the Buyer may use, in the same manner that Seller had used in recent historical practice prior to Closing, all product marking and packaging, that, in each case as of the Closing, utilizes or otherwise incorporates any trademark, trade name, logo or name of Seller (the “Seller Marks”), for a period not to exceed six (6) months from the Closing Date with respect to all packaging and other consumables included in the Inventory which use the Seller Marks; provided, however, that Buyer shall be entitled to sell Inventory in existence at the end of such six (6) month period that contains any Seller Marks.  Notwithstanding the foregoing, nothing herein shall permit the Buyer to prepare, or cause to be prepared, any new products, consumables or signage that use the Seller Marks following the Closing Date.

7.10                           New Product Approvals.  Seller shall deliver to Buyer, on or before May 31, 2010 for each current Product of the Business, new approvals of Conformance European (CE), Underwriters Laboratory (UL) and Canadian Standards Association (CSA).

7.11                           Seller Warranty Obligations.  In the event that any customer of the Business makes a warranty claim with respect to a Product sold prior to the Closing, other than any Product for which Buyer has assumed the warranty obligation pursuant to Sections 2.3(b) or 2.3(c), then Seller shall, at its sole cost and expense, diligently and in a commercially reasonable manner perform the required warranty repairs or replace the defective Products, provided, however, prior to performing any warranty work Seller shall provide Buyer with written notice of all warranty requests (which such notice shall identify the customer and the nature of the requested warranty work) and thereafter Seller shall include Buyer in all correspondence with such customer concerning the requested warranty work and Buyer may otherwise contact such customer directly with respect to the Business, including, without limitation, the requested warranty work.

7.12                           Computer with Acquired Source Code.  Within sixty (60) days following the Closing, Seller shall deliver to Buyer a computer with relevant compilers to permit Buyer to

Portions of this Exhibit were omitted and have been filed separately with the Secretary of the Commission pursuant to the Registrant’s application requesting confidential treatment under Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

build binary codes of any and all source code Buyer acquires hereunder.

7.13                           Silicon Valley Bank Lien Termination.  Within ten (10) days following the Closing, Seller shall file a UCC-3 Financing Statement Amendment with the Delaware Secretary of State’s office in order to identify that the Purchased Assets are no longer encumbered pursuant to any Liens that Silicon Valley Bank has registered with respect to Seller’s assets.  Seller shall provide Buyer with a copy of the stamped returned UCC-3 filing upon Seller’s receipt thereof.

7.14                           Business Distributor Agreements.  (a)  Promptly after the execution of this Agreement by both parties:

(i)                           Seller and Buyer shall send a letter agreement, in mutually agreed form, to each distributor of the Products listed in Schedule 2.1(g) under the heading “Shared Distributor Contracts”, which letter agreement shall, upon its countersignature by each such distributor, evidence such distributor’s agreement to continue to distribute Products on behalf of Buyer following the Closing under its distributor agreement with Seller, and to continue to distribute Seller’s other products on behalf of Seller following the Closing under its distributor agreement with Seller.  Seller shall use all commercially reasonable efforts to obtain countersigned copies of such letters back from each such shared distributor prior to the Closing.  If any such distributor shall not have returned a countersigned copy of its letter agreement back to Seller within seven (7) days following the Closing, at Buyer’s request Seller shall assign the underlying distributor agreement to Buyer, and provide notice to such distributor of such assignment and the removal of Seller’s products other than the Products from the scope of such distributor agreement.

(ii)                      Until such time as Seller and Buyer shall have received a countersigned letter agreement from a shared distributor pursuant to paragraph (i) above, Seller shall continue to accept purchase orders from such distributor that conform to the terms of the distribution agreement with such distributor, and Seller shall be entitled to purchase from Buyer the Products ordered by such distributor, at the same price that such Products shall be sold by Seller to such distributor.  Seller shall also take such actions under such distribution agreement with respect to the Products as Buyer shall request, provided that Seller reasonably determines that the requested action is consistent with the terms of such distribution agreement.

(iii)                   Seller and Buyer shall also send a letter, in mutually agreed form, to each distributor of the Products listed in Schedule 2.1(g) under the heading “Assumed Distributor Contracts”, which letter shall inform such distributor of the contemplated sale of the Business to Buyer, and that in connection with the closing of such sale, the distribution agreement between Seller and such distributor will be assigned to Buyer (and where appropriate, limited to the Products effective with the closing of the sale of the Business to Buyer).

(b)                                   Promptly after the Closing, Seller shall send a letter to its distributor of the

Portions of this Exhibit were omitted and have been filed separately with the Secretary of the Commission pursuant to the Registrant’s application requesting confidential treatment under Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

Products in Japan providing the required notice to such distributor that the distribution agreement between Seller and such distributor is being terminated by Seller in accordance with its terms.  In the event that Seller receives any purchase orders from such distributor in Japan prior to the effectiveness of the termination of such distribution agreement, Seller shall be entitled to purchase from Buyer the Products ordered by such distributor, at the same price that such Products shall be sold by Seller to such distributor.

7.15                           Pre-Closing Covenants.  Seller covenants and agrees as follows:

(a)                                  Access.  From the date hereof until the Closing, Seller shall give Buyer and its representatives, employees, counsel and accountants reasonable access, during normal business hours and upon reasonable advance notice, to the Purchased Assets, the Business Employees and all other information and materials pertaining to the Business.

(b)                                 Ordinary Conduct.  From the date hereof until the Closing, Seller shall cause the Business to be conducted in the ordinary course in substantially the same manner as currently conducted and shall make all reasonable efforts consistent with past practices to preserve the relationships with customers, suppliers, distributors and others with whom the Business has a material business relationship.

(c)                                  No Solicitation of Proposals.  Prior to the earlier of the Closing and termination of this Agreement, Seller shall not, directly or indirectly, through any of its Affiliates, officers, directors, employees, financial advisors, agents or other representatives, solicit, initiate, encourage or entertain any inquiries or proposals, discuss, engage in or negotiate with, provide any information or documentation to, consider the merits of any inquiries or proposals from or enter into any arrangement, understanding or agreement with any Person (other than Buyer) relating to any transaction outside the ordinary course of business involving, in whole or in part, the Business or any Product, or that would otherwise compromise Buyer’s or Seller’s ability to consummate the transactions contemplated in this Agreement and the Transaction Documents.

(d)                                 Reasonable Best Efforts.  Subject to the terms and conditions of this, each party hereto shall use its reasonable best efforts to cause the Closing to occur.

ARTICLE 8.  INDEMNIFICATION

8.1                                 Indemnification by Seller.  (a)  Subject to the limitations set forth below, Seller shall indemnify and hold harmless Buyer, its Affiliates and each of their partners, members, managers, officers, directors, employees, agents and representatives and each of their successors and assigns (each a “Buyer Indemnified Party”) at all times from and after the Closing Date from and against any and all Losses incurred or sustained by a Buyer Indemnified Party by reason of, or arising out of:

(i)                                    any Excluded Liability;

Portions of this Exhibit were omitted and have been filed separately with the Secretary of the Commission pursuant to the Registrant’s application requesting confidential treatment under Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

(ii)                                 any breach of representation or warranty or the inaccuracy of any representation or warranty made by Seller in this Agreement;

(iii)                              any breach or nonfulfillment of any covenant or agreement made by Seller in this Agreement; or

(iv)                             any Claim, action, suit or proceeding now pending or instituted against Seller prior to or after the Closing, and any Claim, action, suit or proceeding instituted against a Buyer Indemnified Party after the Closing, arising out of matters, acts or omissions which occurred in connection with (a) the manufacture, marketing, or sale of the Products prior to the Closing; and (b) the conduct of the Business by Seller prior to the Closing.

8.2                                 Indemnification by the Buyer.  The Buyer shall indemnify and hold harmless Seller, its shareholders, officers, directors, employees, agents and representatives and each of their heirs successors and assigns (the “Seller Indemnified Parties”) at all times from and after the Closing Date from and against any and any Losses incurred or sustained by a Seller Indemnified Party by reason of, or arising out of:

(i)                                   the Assumed Liabilities;

(ii)                                any breach of representation or warranty or the inaccuracy of any representation or warranty made by Buyer in this Agreement;

(iii)                             any breach or nonfulfillment of any covenant or agreement made by Buyer in this Agreement; or

(iii)                             any Claim, action, suit or proceeding instituted against Buyer after the Closing, and any Claim, action, suit or proceeding instituted against a Seller Indemnified Party after the Closing, arising out of matters, acts or omissions which occurred in connection with the conduct of the Business by Buyer following the Closing, except with respect to Products manufactured by Seller pursuant to the Contract Manufacturing Agreement.

8.3                                 Indemnification Threshold and Cap.  Notwithstanding anything contained herein to the contrary, no Indemnitee Party may recover any Losses for any breach of representation or warranty, or the inaccuracy of any representation or warranty, contained in this Agreement: (i) unless and until written notice pursuant to Section 8.5 identifying a Loss or Losses in excess of [***] Dollars ($[***]) in the aggregate (the “Threshold Amount”) has or have been delivered by one or more Indemnitee Parties to the Indemnifying Party, in which case such Indemnitee Party shall only be entitled to recover the amount of Losses so identified in excess of the Threshold Amount, or (ii) in any event in excess of [***] Dollars ($[***]), in the aggregate, as adjusted pursuant to Section 3.4 hereof (the “Indemnification Cap”).

8.4                                 Survival.  The several representations and warranties of the parties contained in

Portions of this Exhibit were omitted and have been filed separately with the Secretary of the Commission pursuant to the Registrant’s application requesting confidential treatment under Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

this Agreement or in any document delivered pursuant hereto and the parties’ right to indemnification in accordance with this Article 8 shall survive the Closing Date and shall remain in full force and effect thereafter for a period of [***] ([***]) [***] after the Closing Date and shall be effective with respect to any inaccuracy therein or breach thereof, notice of which shall have been duly given within such period in accordance with Section 8.5 hereof after which period they shall terminate and be of no further force or effect.  Notwithstanding the foregoing, (a) Buyer may give notice of, and make a Claim relating to, and shall be indemnified in connection with: (i) the breach of the representations and warranties contained in Sections 5.6 (Taxes) at any time prior to sixty (60) days after the expiration of the appropriate statute of limitations and any extensions thereof; and (ii) any breach of the representations and warranties contained in Sections 5.1 (Organization and Qualifications), and 5.2 (Authority; Enforceability), 5.5(a) (Title to and Condition of Purchased Assets; Sufficiency of Assets) and 5.19 (No Broker) hereof, or any Claim of Seller’s fraud, at any time, and (b) Seller may give notice of, and make a Claim relating to, and shall be indemnified in connection with any breach of the representations and warranties contained in Sections 6.1 (Organization), and 6.2 (Authority; Enforceability) hereof at any time.  None of the representations and warranties set forth in this Agreement, including disclosures set forth in the Schedules hereto, shall be modified or affected by any investigation at any time made by or on behalf of any party hereto.

8.5                                 Claims for Losses.  If a Claim for Losses is to be made by any party seeking indemnification (an “Indemnitee Party”) against the other party (an “Indemnifying Party”), the Indemnitee Party claiming such indemnification shall give written notice (a “Claim Notice”) to the Indemnifying Party as soon as practicable after the Indemnitee Party entitled to indemnification becomes aware of any fact, condition, or event which may give rise to Losses for which indemnification may be sought under this Article 8; provided, however, any delay or failure to so notify the Indemnifying Party shall only relieve the Indemnifying Party of its obligations to the extent, if at all, that it is prejudiced by reasons of such delay or failure.  After receiving a Claim Notice relating to a Claim by or against any third party, the Indemnifying Party shall be entitled, at its own cost, risk and expense, upon written notice to the Indemnitee Party: (i) to take control of the defense and investigation of such lawsuit or action, (ii) to employ and engage attorneys of the Indemnifying Party’s choice to handle and defend the same, and (iii) to compromise or settle such Claim, which compromise or settlement shall be made only with the prior written consent of the Indemnitee Party, such consent not to be unreasonably withheld (it being understood that the failure of the Indemnitee Party to give such consent shall not be considered unreasonable in respect of any compromise or settlement that does not include an unconditional release of such Indemnitee Party from all liabilities arising out of, or that may arise out of, such claim or the basis for such claim).  In such circumstance in which the Indemnifying Party has assumed the defense of such Claim as provided above, then the Indemnitee Party may, at its own cost, participate in the investigation, trial, defense, and settlement of such Claim and any appeal arising therefrom.  If the Indemnifying Party fails to assume the defense of such Claim within twenty (20) Business Days after receipt of the Claim Notice, the Indemnitee Party against which such Claim has been asserted will (upon delivering notice to such effect to the Indemnifying Party) have the right to undertake, at the Indemnifying Party’s sole cost and expense, the defense, compromise or settlement of such claim on behalf of and for the account

Portions of this Exhibit were omitted and have been filed separately with the Secretary of the Commission pursuant to the Registrant’s application requesting confidential treatment under Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

and risk of the Indemnifying Party; provided, however, that such Claim shall not be compromised or settled without the written consent of the Indemnifying Party, which consent shall not be unreasonably withheld (it being understood that the failure of the Indemnifying Party to give such consent shall not be considered unreasonable in respect of any compromise or settlement that does not include an unconditional release of the Indemnifying Party from all liabilities arising out of, or that may arise out of, such claim).  In the event that the Indemnitee Party assumes the defense of the claim, the Indemnitee Party will keep the Indemnifying Party reasonably informed of the progress of any such defense, compromise or settlement.  The parties shall cooperate in all reasonable respects with each other in the investigation, trial, and defense of any such Claim for Losses and any appeal arising therefrom.

8.6                                 Special Rule for Fraud.  Notwithstanding anything in this Article VIII or elsewhere in this Agreement to the contrary, in the event a breach or an inaccuracy of a representation or warranty by any party to this Agreement constitutes fraud or intentional deception, the representation or warranty that has been breached will survive the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby (regardless of any investigation made by any party to this Agreement or on its behalf) and will continue in full force and effect for perpetuity, and any Losses from any such breach will not be subject to any limitation contained in this Agreement, including but not limited to the Threshold Amount and the Indemnification Cap.

ARTICLE 9.  TERMINATION

9.1                                 Termination.  This Agreement may be terminated and the transactions contemplated hereby abandoned at any time prior to the Closing by:

(a)                                  mutual written consent of Seller and Buyer;

(b)                                 Seller if any of the conditions set forth in Section 4.3 shall have become incapable of fulfillment, and shall not have been waived by Seller;

(c)                                  Buyer if any of the conditions set forth in Section 4.2 shall have become incapable of fulfillment, and shall not have been waived by Buyer;

(d)                                 Seller in the event of any breach by Buyer of any of its agreements, representations or warranties contained herein and the failure of Buyer to cure such breach within fifteen (15) days after receipt of written notice from the Seller requesting such breach to be cured;

(e)                                  Buyer in the event of any breach by Seller of any of its agreements, representations or warranties contained herein and the failure of Seller to cure such breach within fifteen (15) days after receipt of written notice from the Buyer requesting such breach to be cured; or

(f)                                    either party hereto, if the Closing does not occur on or prior to June 14,

Portions of this Exhibit were omitted and have been filed separately with the Secretary of the Commission pursuant to the Registrant’s application requesting confidential treatment under Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

2010.

Termination of this Agreement shall not be the exclusive remedy, and a party electing to terminate this Agreement shall be entitled to pursue any and all rights and remedies available to it under applicable law or in equity.

ARTICLE 10.  MISCELLANEOUS

10.1                           Merger.  This Agreement and the other agreements and documents referred to herein set forth the entire understanding of the parties with respect to the subject matter hereof.  Any previous agreements or understandings between the parties regarding such subject matter, including, without limitation, that certain letter of intent dated March 24, 2010, are merged into and superseded by this Agreement.  Without limiting the generality of the foregoing, the only representations and warranties made by the parties hereto with respect to the subject matter hereof are the representations and warranties contained in this Agreement, the Transaction Documents and any certificates delivered pursuant hereto or thereto.

10.2                           Governing Law.  This Agreement shall be construed and enforced in accordance with the laws of The Commonwealth of Massachusetts applicable to agreements to be executed and performed wholly within said state.

10.3                           Jurisdiction; Venue; Waiver of Jury Trial.  (a)  Each of the Parties hereby irrevocably and unconditionally submits, for itself and/or its property, to the exclusive jurisdiction of any Massachusetts state court or federal court of the United States of America sitting in Suffolk County, Massachusetts, and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Agreement or for recognition or enforcement of any judgment, and each of the parties hereby irrevocably and unconditionally agrees that all claims in respect of any such action or proceeding may be heard and determined in any such Massachusetts state court or, to the extent permitted by law, in such federal court.  Each of the parties agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.

(b)                                 Each of the Parties irrevocably and unconditionally waives, to the fullest extent it may legally and effectively do so, any objection that it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to the Agreement in any Massachusetts state or federal court.  Each of the Parties irrevocably waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court.

(c)                                  EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED UNDER APPLICABLE LAW, ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATED TO THIS AGREEMENT OR ANY OF THE OTHER TRANSACTION DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY

Portions of this Exhibit were omitted and have been filed separately with the Secretary of the Commission pursuant to the Registrant’s application requesting confidential treatment under Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

OR THEREBY.  EACH OF THE PARTIES TO THIS AGREEMENT ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS CONTAINED IN THIS SECTION 10.3(C).

10.4                     Notices.  Unless otherwise provided herein, all notices required or permitted by the terms hereof shall be in writing.  Any written notice shall become effective when received.  All notices and other communications hereunder shall be deemed to have been duly given if delivered by hand, by commercial overnight courier or by confirmed facsimile transmission or mailed by certified or registered mail, return receipt requested, postage prepaid to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this paragraph:

If to Buyer: Biotage Sweden AB Kungsgatan 76 SE-753 18 Uppsala, Sweden Attn: Chief Executive Officer	If to Seller: Caliper Life Sciences, Inc. 68 Elm St. Hopkinton, MA 01748 Attn: Chief Financial Officer

With a copy to: Nixon Peabody LLP 900 Elm Street Manchester, NH 03101 Attn: James C. Hood, Esq.	With a copy to: Caliper Life Sciences, Inc. 850 Marina Village Parkway Alameda, CA 94501-1038 Attn: General Counsel

10.5                     Amendment and Alteration.  No amendment or alteration of the terms of this Agreement shall be valid or binding unless made in writing signed by all the parties to this Agreement against whom the amendment is sought to be enforced specifically referring to this Agreement.

10.6                           Binding Agreement/Assignment.  This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, provided, however, that neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto without the prior written consent of each of the other parties, which consent shall not be unreasonably delayed, conditioned or withheld, provided, further, that this Agreement and any of Buyer’s or Seller’s rights, interests and obligations hereunder may be freely assigned by Buyer or Seller, as applicable, to any of its Affiliates (provided that Buyer or Seller, respectively, remains primarily liable for its obligations hereunder following such assignment) or to the successor in interest in event of a sale by Buyer or Seller of substantially all of its assets or the merger of Buyer or Seller

Portions of this Exhibit were omitted and have been filed separately with the Secretary of the Commission pursuant to the Registrant’s application requesting confidential treatment under Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

with any other Person, provided that any such successor acknowledges in writing its assumption of the obligations and liabilities hereunder.

10.7                           Counterparts.  This Agreement may be executed in one or more counterparts, and counterparts may be exchanged by electronic transmission, each of which will be deemed an original, but all of which together constitute one and the same instrument.

10.8                           Expenses.  The parties hereto shall pay all of their own fees and expenses relating to the transactions contemplated herein, including, without limitation, the fees and expenses of their respective counsel and financial advisors.

10.9                           Headings.  The headings in the Articles and Sections of this Agreement are inserted for convenience only and shall not constitute a part of this Agreement or in any way modify, amend or affect its provisions.

10.10                     Non-Waiver; Remedies Cumulative.   No delay or failure on the part of either party in exercising any right hereunder, and no partial or single exercise thereof, will constitute a waiver of such right or of any other right hereunder.  All rights, powers and remedies provided under this Agreement or otherwise available in respect hereof at law or in equity shall be cumulative and not alternative, and the exercise or beginning of the exercise of any right, power or remedy thereof (including the remedy of indemnification) by any party shall not preclude the simultaneous or later exercise of any other right, power or remedy available at law or in equity to such party.

10.11                     Severability.   If any provision of this Agreement is determined by a court not to be enforceable in the manner set forth in this Agreement, the parties agree and acknowledge that it is the intention of the undersigned parties to this Agreement that such provision should be enforceable to the maximum extent possible under applicable law and that such court shall reform such provision to make it enforceable in accordance with the intent of the parties.

10.12                     Third Party Beneficiaries.   Except for their proper successors and assigns, the parties hereto intend that no third party shall have any rights or Claims by reason of this Agreement.

10.13                     Construction.  The parties have participated jointly in the negotiation and drafting of this Agreement.  In the event an ambiguity or question of intent or interpretation arises, this Agreement must be construed as if drafted jointly by the parties and no presumption or burden of proof will arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement.  Any reference to any federal, state, local or foreign statute or Applicable Law will be deemed also to refer to all rules and regulations promulgated under such Applicable Law, unless the context requires otherwise.  Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation,” whether or not they are in fact followed by those words or words of like import.  Terms defined in the singular shall include the plural and vice versa.  The words “hereof,” “herein” and “hereunder” and words of like import used in this Agreement shall refer

Portions of this Exhibit were omitted and have been filed separately with the Secretary of the Commission pursuant to the Registrant’s application requesting confidential treatment under Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

to this Agreement as a whole and not to any particular provision of this Agreement.  References to Articles, Sections, Exhibits and Schedules are to Articles, Sections, Exhibits and Schedules of this Agreement unless otherwise specified.

10.14                     Currency.  All monetary amounts referenced herein, and to be paid hereunder, will be in United States Dollars.

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Portions of this Exhibit were omitted and have been filed separately with the Secretary of the Commission pursuant to the Registrant’s application requesting confidential treatment under Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed on the date first above written.

SELLER

CALIPER LIFE SCIENCES, INC.

By:	/s/ E. Kevin Hrusovsky
Name: E. Kevin Hrusovsky
Title: President and Chief Executive Officer

BUYER

BIOTAGE LLC

By:	/s/ Torben Jørgensen
Name: Torben Jørgensen
Title: Chairman

Portions of this Exhibit were omitted and have been filed separately with the Secretary of the Commission pursuant to the Registrant’s application requesting confidential treatment under Rule 24b-2 of the Securities Exchange Act of 1934, as amended.